EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE DISTRIBUTION

NOMAD ROYALTY COMPANY LTD. COMPLETES ARRANGEMENT WITH SANDSTORM GOLD

MONTREAL, QUÉBEC – August 15, 2022 – Nomad Royalty Company Ltd. (TSX and NYSE: NSR ) (“Nomad” or the ”Company”) is pleased to announce that the acquisition of the Company by Sandstorm Gold Ltd. (the ”Purchaser”) by way of a court approved plan of arrangement in accordance with the Canada Business Corporations Act (the “Arrangement”) was completed earlier today. Under the terms of the Arrangement, the Purchaser has acquired all of the outstanding shares of the Company for a consideration of 1.21 common shares of the Purchaser per Nomad share (the “Consideration”).

The Consideration has been deposited with Computershare Investor Services Inc., as depositary under the Arrangement, in trust for the former shareholders of the Company and will be provided to former shareholders as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing Nomad shares formerly held by them).

As a result of the Arrangement, the shares of the Company will be de-listed from the Toronto Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange, and the listed warrants of the Company will be de-listed from the Toronto Stock Exchange shortly after the date hereof. The Company has applied to the Canadian securities regulators for the Company to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement. The Company will also file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister the shares of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate, its obligation to file reports with the SEC under the Exchange Act.

For a more detailed description of the Arrangement, please see the Company’s Management Information Circular dated July 11, 2022, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Nomad Royalty Company Ltd.

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

About Sandstorm Gold Ltd.

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Following the closing of the Arrangement, Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

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CONTACT INFORMATION

For more information about Nomad, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbour provisions (collectively, “forward-looking statements”). The forward-looking statements contained in this press release are expressly qualified by this cautionary statement and readers are cautioned not to put undue reliance on them.

All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, “have potential” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements, including but not limited to statements with respect to the delisting of the Company’s common shares and listed warrants and the Company’s reporting issuer status following completion of the Arrangement. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

Please consult the section titled “Risk Relating to the Arrangement and the Combined Company” in the Circular as well as section titled “Risk Factors” in Nomad’s annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021, and section titled “Risks and Uncertainties” in Nomad’s management’s discussion and analysis of Nomad for the fiscal year ended December 31, 2021 and Nomad’s interim management discussion and analysis of Nomad for the three months ended March 31, 2022, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this press release are made as of the date of this press release. Nomad disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. If Nomad updates any one or more forward-looking statements, no inference should be drawn that Nomad will make additional updates with respect to those forward-looking statements.

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